FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, KY 40065

December 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:

FullCircle Registry, Inc.

Registration Statement on Form S-1

File No. 333-198968

Dear Sirs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, President of FullCircle Registry, Inc., hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4 p.m. EST on Wednesday, December 17, 2014, or as soon thereafter as is practicable.

In connection with this request, this letter acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Norman L. Frohreich

Norman L. Frohreich,

President